Exhibit 99.1

Baozun Announces Third Quarter 2018 Unaudited Financial Results

SHANGHAI, CHINA – November 21, 2018 – Baozun Inc. (Nasdaq: BZUN) ("Baozun" or the "Company"), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Financial Highlights

●	Total net revenues were RMB1,110.8 million (US$[1]161.7 million), an increase of 24.8% year-over-year. Services revenue was RMB606.2 million (US$88.3 million), an increase of 45.1% year-over-year.

●	Income from operations was RMB39.3 million (US$5.7 million), an increase of 41.4% year-over-year. Operating margin was 3.5%, compared with 3.1% in the same quarter of last year.

●	Non-GAAP income from operations[2] was RMB61.2 million (US$8.9 million), an increase of 48.6% year-over-year. Non-GAAP operating margin was 5.5%, compared with 4.6% in the same quarter of last year.

●	Net income attributable to ordinary shareholders of Baozun Inc. was RMB29.8 million (US$4.3 million), an increase of 35.8% year-over-year.

●	Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.[3] was RMB51.4 million (US$7.5 million), an increase of 46.7% year-over-year.

●	Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per American Depository Share (“ADS[4]”) were RMB0.52 (US$0.08) and RMB0.50 (US$0.07), respectively, compared with RMB0.40 and RMB0.37, respectively, for the same period of 2017.

●	Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS[5] were RMB0.90 (US$0.13) and RMB0.86 (US$0.13), respectively, compared with RMB0.64 and RMB0.59, respectively, for the same period of 2017.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.8680 to US$1.00, the noon buying rate in effect on September 28, 2018 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

3 Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income attributable to ordinary shareholders of Baozun Inc. excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

4 Each ADS represents three Class A ordinary shares.

5 Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS are non-GAAP financial measures, which are defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating basic and diluted net income per ordinary share multiplied by three, respectively.

Third Quarter 2018 Operational Highlights

●	Total Gross Merchandise Volume (“GMV”)[6] was RMB6,361.0 million, an increase of 55.0% year-over-year.

●	Distribution GMV[7] was RMB581.2 million, an increase of 6.4% year-over-year.

●	Non-distribution GMV[8] was RMB5,779.8 million, an increase of 62.4% year-over-year.

●	Number of brand partners increased to 172 as of September 30, 2018, from 146 as of September 30, 2017.

●	Number of GMV brand partners increased to 166 as of September 30, 2018, from 141 as of September 30, 2017.

“We are pleased to report another quarter of solid growth across the board, driven primarily by growth from our existing online stores and improving operational efficiency as we invest further in developing new and innovative products and tools,” commented Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun. “I am proud of the experience and capabilities we have accumulated from participating in the Singles Day shopping festival over the past decade. This year total order value settled through payment gateways on all of our e-commerce channels reached a new record high of RMB6.55 billion on Singles Day 2018, an increase of approximately 31% compared to last year. Investing in R&D plays a critical role in our strategy which we strongly believe will lay a solid foundation for our long-term sustainable growth. We will continue to refine, update, commercialize, and expand the omni-channel matrix of solutions we are able to offer brand partners to drive future growth and strengthen our leading position in China’s brand e-commerce market.”

Mr. Beck Chen, Chief Financial Officer of Baozun commented, “We had another strong quarter, with total GMV increasing 55.0% year-over-year and non-distribution GMV growing even faster at 62.4% year-over-year. We invested RMB20.1 million in technological innovation and productization during the quarter, which will strengthen our position as the leading brand e-commerce business partner and technology solutions services provider. Our daily sales momentum during the fourth quarter of 2018 continues to remain strong and outpace the growth on Singles Day this year. As such, we expect our GMV for the fourth quarter of 2018 to grow 40-45% on a year-over-year basis while our services revenue during the fourth quarter of 2018 will grow faster than the GMV growth.”

Third Quarter 2018 Financial Results

Total net revenues were RMB1,110.8 million (US$161.7 million), an increase of 24.8% from RMB890.2 million in the same quarter of last year.

Product sales revenue was RMB504.5 million (US$73.5 million), an increase of 6.8% from RMB472.5 million in the same quarter of last year. The increase was primarily attributable to the increase in product sales revenue resulting from the increased popularity of brand partners’ products and Baozun’s increasingly effective marketing and promotional campaigns, which was partially offset by the transition of a leading electronics brand partner’s business from the distribution model to the consignment model in September 2017.

6 GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

7 Distribution GMV refers to the GMV under the distribution business model.

8 Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

Services revenue was RMB606.2 million (US$88.3 million), an increase of 45.1% from RMB417.7 million in the same quarter of last year. The increase was primarily attributable to the rapid growth in sales from existing brand partners and the addition of new brand partners under the Company’s consignment model and service fee model.

Total operating expenses were RMB1,071.5 million (US$156.0 million), compared with RMB862.4 million in the same quarter of last year.

●	Cost of products was RMB401.2 million (US$58.4 million), compared with RMB407.5 million in the same quarter of last year. The decrease was primarily due to the transition of a leading electronics brand partner’s business from the distribution model to the consignment model in September 2017 and improved margins from product sales.

●	Fulfillment expenses were RMB262.0 million (US$38.2 million), compared with RMB173.3 million in the same quarter of last year. The increase was primarily due to an increase in GMV from the Company’s consignment model business and increased warehouse rental expenses.

●	Sales and marketing expenses were RMB301.1 million (US$43.8 million), compared with RMB222.0 million in the same quarter of last year. The increase was primarily due to the addition of online store operational staff and an increase in promotional and marketing expenses associated with Company-operated online stores.

●	Technology and content expenses were RMB69.5 million (US$10.1 million), compared with RMB35.6 million in the same quarter of last year. The increase was primarily due to increased investments in innovation and productization, and recruitment of additional technology-focused staff.

●	General and administrative expenses were RMB41.0 million (US$6.0 million), compared with RMB29.6 million in the same quarter of last year. The increase was primarily due to an increase in administrative, corporate strategy, and business planning staff.

Income from operations was RMB39.3 million (US$5.7 million), compared with RMB27.8 million in the same quarter of last year. Operating margin was 3.5%, compared with 3.1% in the same quarter of last year.

Non-GAAP income from operations was RMB61.2 million (US$8.9 million), compared with RMB41.2 million in the same quarter of last year. Non-GAAP operating margin was 5.5%, compared with 4.6% in the same quarter of last year.

Net income attributable to ordinary shareholders of Baozun Inc. was RMB29.8 million (US$4.3 million), an increase of 35.8% from the same quarter of last year. Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB0.52 (US$0.08) and RMB0.50 (US$0.07), respectively, compared with RMB0.40 and RMB0.37, respectively, in the same period of 2017.

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB51.4 million (US$7.5 million), an increase of 46.7% from the same quarter of last year. Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB0.90 (US$0.13) and RMB0.86 (US$0.13), respectively, compared with RMB0.64 and RMB0.59, respectively, in the same period of 2017.

As of September 30, 2018, the Company had RMB445.2 million (US$64.8 million) in cash, cash equivalents and short-term investment, a decrease from RMB557.4 million as of December 31, 2017 primarily due to inventory procurement in preparation for Singles Day 2018.

Business Outlook

The Company expects total net revenues to be between RMB2,200 million and RMB2,250 million for the fourth quarter of 2018.

Conference Call

The Company will host a conference call to discuss the earnings at 7:00 a.m. Eastern Time on Wednesday, November 21, 2018 (8:00 p.m. Beijing time on the same day).

Dial-in numbers for the live conference call are as follows:

International	+852 3027 6500
U.S. Toll Free	+1 855-824-5644
Mainland China Toll Free	8009-880563
Hong Kong	3027 6500
Passcode: 79900678#

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, November 28, 2018.

Dial-in numbers for the replay are as follows:

International Dial-in	+852 3027-6520
U.S. Toll Free	+1 646-982-0473

Passcode: 319303038#

A live and archived webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com/.

Use of Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. The Company also believes that the use of the non-GAAP measures facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations and non-GAAP net income/(loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP financial measures that we use should not be considered in isolation from or as an alternative to the GAAP financial measures from which they are derived.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. For example, our statement about our expectations for Company performance in the fourth quarter of 2018 is a forward-looking statement and is inherently uncertain. Our forward-looking statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. For example, the level of consumer economic activity in China could impact our sales results in unpredicted ways. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Baozun Inc.

Baozun is the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations. The Company's integrated end-to-end brand e-commerce capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Ellen Chiu

ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	244,809	390,299	56,829
Restricted cash	48,848	179,910	26,195
Short-term investment	312,614	54,925	7,997
Accounts receivable, net[1]	1,085,669	957,838	139,464
Inventories[1]	382,028	621,294	90,462
Advances to suppliers	88,881	312,811	45,546
Prepayments and other current assets[1]	214,636	244,616	35,617
Amounts due from related parties	88,795	65,212	9,495
Total current assets	2,466,280	2,826,905	411,605

Non-current assets
Investments in equity investees	24,268	39,844	5,801
Property and equipment, net	330,924	391,065	56,940
Intangible assets, net	66,150	104,467	15,211
Land use right, net	44,618	43,849	6,385
Goodwill	13,158	13,158	1,916
Other non-current assets	18,043	31,744	4,622
Deferred tax assets	15,528	16,046	2,336
Total non-current assets	512,689	640,173	93,211

Total assets	2,978,969	3,467,078	504,816

1 Certain reclassifications in accounts receivable, inventories, prepayments and other current assets and accrued expenses and other current liabilities as of December 31, 2017 were retrospectively adjusted as a result of the adoption of a new revenue accounting standard effective on January 1, 2018.

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term loan	172,000	239,500	34,872
Accounts payable	583,532	490,322	71,391
Notes payable	48,000	378,150	55,060
Income tax payables	30,420	21,639	3,151
Accrued expenses and other current liabilities[1]	314,870	262,764	38,259
Amounts due to related parties	-	13,993	2,037
Total current liabilities	1,148,822	1,406,368	204,770

Long-term loan	-	68,656	9,997
Deferred tax liability	3,710	3,417	498
Total non-current liabilities	3,710	72,073	10,495

Total liabilities	1,152,532	1,478,441	215,265

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 152,824,659 and 157,935,219 shares issued and outstanding as of December 31, 2017 and September 30, 2018, respectively)	95	98	14
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2017 and September 30, 2018, respectively)	8	8	1
Additional paid-in capital	1,823,925	1,886,594	274,693
Accumulated profit (deficit)	(25,000)	56,469	8,223
Accumulated other comprehensive income	9,995	28,200	4,106

Total Baozun Inc. shareholders' equity	1,809,023	1,971,369	287,037

Noncontrolling interests	17,414	17,268	2,514
Total equity	1,826,437	1,988,637	289,551

Total liabilities and shareholders' equity	2,978,969	3,467,078	504,816

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended September 30,
	2017	2018
	RMB	RMB	US$

Net revenues
Product sales	472,505	504,534	73,462
Services	417,739	606,227	88,268
Total net revenues	890,244	1,110,761	161,730

Operating expenses (1)
Cost of products	(407,535)	(401,222)	(58,419)
Fulfillment	(173,303)	(262,014)	(38,150)
Sales and marketing (2)	(222,028)	(301,082)	(43,838)
Technology and content	(35,568)	(69,514)	(10,121)
General and administrative	(29,636)	(41,034)	(5,975)
Other operating income, net	5,623	3,399	495
Total operating expenses	(862,447)	(1,071,467)	(156,008)
Income from operations	27,797	39,294	5,722
Other income (expenses)
Interest income	3,256	2,203	321
Interest expense	(740)	(1,733)	(252)
Gain on disposal of an investment	800	-	-
Exchange loss	(363)	(2,133)	(311)
Income before income tax	30,750	37,631	5,480
Income tax expense (3)	(8,229)	(7,994)	(1,164)
Share of loss in equity method investment, net of tax of nil	(252)	(243)	(35)
Net income	22,269	29,394	4,281

Net (income) loss attributable to noncontrolling interests	(330)	393	57
Net income attributable to ordinary shareholders of Baozun Inc.	21,939	29,787	4,338

Net income per share attributable to ordinary shareholders of Baozun Inc.:
Basic	0.13	0.17	0.02
Diluted	0.12	0.17	0.02
Net income per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	0.40	0.52	0.08
Diluted	0.37	0.50	0.07
Weighted average shares used in calculating net income per ordinary share
Basic	163,205,286	170,940,612	170,940,612
Diluted	177,462,498	178,862,592	178,862,592

Net income	22,269	29,394	4,281
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(10,719)	11,484	1,672
Comprehensive income	11,550	40,878	5,953

(1) Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended September 30,
	2017	2018
	RMB	RMB	US$

Fulfillment	716	1,610	234
Sales and marketing	4,846	7,707	1,122
Technology and content	2,798	3,690	537
General and administrative	4,626	8,497	1,237
	12,986	21,504	3,130

(2) Including amortization of intangible assets resulting from business acquisition, which amounted to RMB0.4 million for both the three months period ended September 30, 2017 and 2018.

(3) Including income tax benefits of RMB0.1 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for both the three months period ended September 30, 2017 and 2018.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the three months ended September 30,
	2017	2018
	RMB	RMB	US$

Income from operations	27,797	39,294	5,722
Add: Share-based compensation expenses	12,986	21,504	3,130
Amortization of intangible assets resulting from business acquisition	391	391	57
Non-GAAP income from operations	41,174	61,189	8,909

Net Income	22,269	29,394	4,281
Add: Share-based compensation expenses	12,986	21,504	3,130
Amortization of intangible assets resulting from business acquisition	391	391	57
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(98)	(98)	(14)
Non-GAAP net income	35,548	51,191	7,454

Net income attributable to ordinary shareholders of Baozun Inc.	21,939	29,787	4,338
Add: Share-based compensation expenses	12,986	21,504	3,130
Amortization of intangible assets resulting from business acquisition	199	199	29
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(50)	(50)	(7)
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.	35,074	51,440	7,490

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	0.64	0.90	0.13
Diluted	0.59	0.86	0.13
Weighted average shares used in calculating net income per ordinary share
Basic	163,205,286	170,940,612	170,940,612
Diluted	177,462,498	178,862,592	178,862,592